UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amnendment No. 2)
FreeSeas Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

Y26496102
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. Y26496102
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco LLC 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 298,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 298,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. Y26496102
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 298,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 298,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. Y26496102
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 298,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 298,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 2 to Schedule 13D ("Amendment No. 2 to Schedule 13D") amends Amendment No. 1 to Schedule 13D filed on August 24, 2007 (the "Amendment No. 1 to Schedule 13D") by the Reporting Persons, relating to their beneficial ownership of the Common Stock (as defined in Item 1, below), of FreeSeas Inc., a company incorporated under the laws of the Republic of the Marshall Islands (the "Issuer").

   Amendment No. 2 to Schedule 13D (i) amends and restates Item 3, Item 5 and Item 6 and (ii) reflects a material change in the number of shares beneficially owned by each Reporting Person and the percentage of class represented by such ownership since the filing of Amendment No. 1 to Schedule 13D for each Reporting Person. Except for the above-referenced amendments, Amendment No. 2 to Schedule 13D does not modify any of the information previously reported on Amendment No. 1 to Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is FreeSeas Inc. The address of the Issuer’s principal executive offices is 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece. This Amendment No. 2 to Schedule 13D relates to the Issuer’s common stock, par value $0.001 per share (the "Common Stock"). The Reporting Persons also hold Class W warrants ("Class W Warrants") and Class Z warrants ("Class Z Warrants") to purchase the Issuer’s Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millenco LLC, a Delaware limited liability company (formerly Millenco, L.P., a Delaware limited partnership) ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

   The business address for Millenco, Millennium Management and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Note:  Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group"), is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no voting control or investment discretion over Millenco or its securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   Millenco expended approximately $25,900, $259,100 and $160,800, respectively, to acquire the 3,396 shares of Common Stock, 162,647 Class W Warrants and 132,162 Class Z Warrants, respectively, owned by Millenco as of the date hereof. Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date hereof, Millenco beneficially owns (a) 3,396 shares of Common Stock, (b) 162,647 Class W Warrants and (c) 132,162 Class Z Warrants. Each Class W Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share, and expires on July 29, 2009, or upon earlier redemption. Each Class Z Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share, and expires on July 29, 2011, or upon earlier redemption. Thus, in aggregate, Millenco may be deemed to be the beneficial owner of 298,205 shares of Common Stock which represents approximately 4.5% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of 6,290,100 shares of Common Stock outstanding as of August 10, 2007, as disclosed in the Issuer’s final prospectus dated August 10, 2007.

   Millennium Management, as the manager of Millenco, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by and Millenco.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Millenco.

   (b)  Millenco may be deemed to hold shared power to vote and to dispose of the 298,205 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 298,205 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millenco.

   (c)  Transactions in the Issuer’s Common Stock, Class W Warrants and Class Z Warrants since August 23, 2007, the date of Amendment No. 1 to Schedule 13D: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock, Class W Warrants and Class Z Warrants by the Reporting Persons since August 23, 2007, the date of Amendment No. 1 to Schedule 13D. On September 11, 2007, Millenco acquired 20,000 shares of Common Stock through the exercise of 20,000 Class W Warrants. On September 12, 2007, Millenco acquired 30,000 shares of Common Stock through the exercise of 30,000 Class W Warrants. On September 18, 2007, Millenco acquired 30,000 shares of Common Stock through the exercise of 30,000 Class W Warrants. On September 21, 2007, Millenco acquired 10,000 shares of Common Stock through the exercise of 10,000 Class W Warrants. On September 28, 2007, Millenco acquired 20,000 shares of Common Stock through the exercise of 20,000 Class W Warrants. All of the remaining transactions in the Issuer’s Common Stock, Class W Warrants and Class Z Warrants were effected by Millenco in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Millenco maintains an open short position of 61,619 shares of Common Stock, which position is not netted against the data provided herein as to the number of shares beneficially owned by the Reporting Persons.

   In connection with arrangements with Millenco’s prime brokers, such prime brokers are permitted to lend securities in Millenco’s accounts to the extent permitted by debit balances in such account. Millenco generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of September 28, 2007, by and among Millenco LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2007

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of FreeSeas Inc., a company incorporated under the laws of the Republic of the Marshall Islands, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 28, 2007

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock, Class W Warrants and Class Z Warrants since August 23, 2007, the date of Amendment No. 1 to Schedule 13D:

Date of Transaction	Class of Securities	Quantity Purchased (Sold)	Price Per Share $
8/24/2007	Common Stock	-1,440	7.35
8/24/2007	Common Stock	-1,000	7.3
8/24/2007	Common Stock	-1,000	7.3
8/24/2007	Common Stock	-1,000	7.35
8/24/2007	Common Stock	-950	7.35
8/24/2007	Common Stock	-900	7.3
8/24/2007	Common Stock	-100	7.3
8/27/2007	Common Stock	-400	7.2444
8/27/2007	Common Stock	-100	7.23
8/27/2007	Common Stock	-100	7.23
8/27/2007	Common Stock	-100	7.23
8/27/2007	Common Stock	-100	7.23
8/27/2007	Common Stock	-100	7.24
8/27/2007	Common Stock	-100	7.22
8/27/2007	Common Stock	-100	7.23
8/27/2007	Common Stock	-2,000	7.3
8/27/2007	Common Stock	-1,000	7.27
8/27/2007	Common Stock	-1,000	7.3
8/27/2007	Common Stock	-1,000	7.3
8/27/2007	Common Stock	-400	7.3
8/27/2007	Common Stock	-300	7.3
8/27/2007	Common Stock	-200	7.3
8/30/2007	Common Stock	-3,200	7.26
8/30/2007	Common Stock	-1,300	7.26
8/30/2007	Common Stock	-1,000	7.34
8/30/2007	Common Stock	-1,000	7.34
8/30/2007	Common Stock	-1,000	7.34
8/30/2007	Common Stock	-1,000	7.34
8/30/2007	Common Stock	-800	7.26
8/30/2007	Common Stock	-800	7.34
8/30/2007	Common Stock	-500	7.26
8/30/2007	Common Stock	-429	7.34
8/30/2007	Common Stock	-335	7.34
8/30/2007	Common Stock	-300	7.26
8/30/2007	Common Stock	-200	7.26
8/30/2007	Common Stock	-200	7.34
8/30/2007	Common Stock	-200	7.34
8/30/2007	Common Stock	-100	7.26
8/31/2007	Class W Warrants	44,300	2.48
9/4/2007	Common Stock	200	7.46
9/4/2007	Common Stock	100	7.46
9/4/2007	Common Stock	100	7.46
9/4/2007	Common Stock	300	7.4573
9/4/2007	Common Stock	-200	7.51
9/4/2007	Common Stock	-100	7.48
9/4/2007	Common Stock	-1,000	7.48
9/4/2007	Common Stock	-900	7.48
9/4/2007	Common Stock	-314	7.48
9/4/2007	Common Stock	-150	7.48
9/4/2007	Common Stock	-100	7.48
9/4/2007	Common Stock	-100	7.48
9/4/2007	Common Stock	-100	7.48
9/5/2007	Common Stock	100	7.58
9/5/2007	Common Stock	300	7.6068
9/5/2007	Common Stock	-100	7.58
9/5/2007	Common Stock	-100	7.59
9/5/2007	Common Stock	-100	7.6
9/5/2007	Common Stock	-1,500	7.6
9/5/2007	Common Stock	-1,010	7.6
9/5/2007	Common Stock	-1,000	7.6
9/5/2007	Common Stock	-1,000	7.6
9/5/2007	Common Stock	-1,000	7.6
9/5/2007	Common Stock	-1,000	7.6
9/5/2007	Common Stock	-1,000	7.6
9/5/2007	Common Stock	-1,000	7.6
9/5/2007	Common Stock	-978	7.6
9/5/2007	Common Stock	-22	7.6
9/5/2007	Common Stock	-22	7.6
9/7/2007	Common Stock	200	7.51
9/7/2007	Common Stock	300	7.5123
9/10/2007	Common Stock	-100	7.6
9/10/2007	Common Stock	100	7.6
9/10/2007	Common Stock	100	7.63
9/10/2007	Common Stock	100	7.65
9/10/2007	Common Stock	100	7.68
9/10/2007	Common Stock	300	7.6834
9/10/2007	Common Stock	-200	7.65
9/10/2007	Common Stock	-200	7.7
9/10/2007	Common Stock	-100	7.62
9/10/2007	Common Stock	-100	7.64
9/10/2007	Common Stock	-100	7.65
9/10/2007	Common Stock	-100	7.65
9/10/2007	Common Stock	-100	7.68
9/10/2007	Common Stock	-100	7.68
9/10/2007	Common Stock	-100	7.77
9/10/2007	Common Stock	-100	7.77
9/10/2007	Common Stock	-50	7.68
9/10/2007	Common Stock	100	7.65
9/10/2007	Common Stock	100	7.65
9/10/2007	Common Stock	100	7.68
9/10/2007	Common Stock	100	7.68
9/10/2007	Common Stock	100	7.68
9/10/2007	Common Stock	100	7.78
9/10/2007	Common Stock	-600	7.65
9/10/2007	Common Stock	-500	7.65
9/10/2007	Common Stock	-400	7.65
9/10/2007	Common Stock	-400	7.65
9/10/2007	Common Stock	-400	7.65
9/10/2007	Common Stock	-300	7.65
9/10/2007	Common Stock	-300	7.65
9/10/2007	Common Stock	-300	7.65
9/10/2007	Common Stock	-200	7.65
9/10/2007	Common Stock	-200	7.65
9/10/2007	Common Stock	-200	7.65
9/10/2007	Common Stock	-200	7.65
9/10/2007	Common Stock	-100	7.65
9/10/2007	Common Stock	-100	7.65
9/10/2007	Common Stock	-100	7.65
9/10/2007	Common Stock	-100	7.65
9/10/2007	Common Stock	-100	7.65
9/10/2007	Common Stock	-100	7.65
9/10/2007	Common Stock	-100	7.65
9/10/2007	Common Stock	-100	7.66
9/11/2007	Common Stock	-200	7.65
9/11/2007	Common Stock	-100	7.65
9/11/2007 (1)	Class W Warrants	-10,000	0
9/11/2007 (1)	Class W Warrants	-5,000	0
9/11/2007 (1)	Class W Warrants	-5,000	0
9/11/2007 (1)	Common Stock	5,000	5
9/11/2007 (1)	Common Stock	5,000	5
9/11/2007 (1)	Common Stock	10,000	5
9/11/2007	Common Stock	-4,200	7.65
9/11/2007	Common Stock	-1,000	7.65
9/11/2007	Common Stock	-800	7.65
9/11/2007	Common Stock	-700	7.65
9/11/2007	Common Stock	-700	7.65
9/11/2007	Common Stock	-700	7.65
9/11/2007	Common Stock	-700	7.65
9/11/2007	Common Stock	-700	7.65
9/11/2007	Common Stock	-600	7.65
9/11/2007	Common Stock	-500	7.65
9/11/2007	Common Stock	-500	7.65
9/11/2007	Common Stock	-500	7.65
9/11/2007	Common Stock	-500	7.65
9/11/2007	Common Stock	-500	7.65
9/11/2007	Common Stock	-500	7.65
9/11/2007	Common Stock	-500	7.65
9/11/2007	Common Stock	-400	7.65
9/11/2007	Common Stock	-300	7.65
9/11/2007	Common Stock	-300	7.66
9/11/2007	Common Stock	-300	7.66
9/11/2007	Common Stock	-200	7.65
9/11/2007	Common Stock	-200	7.65
9/11/2007	Common Stock	-200	7.65
9/11/2007	Common Stock	-200	7.65
9/11/2007	Common Stock	-100	7.65
9/11/2007	Common Stock	-100	7.65
9/11/2007	Common Stock	-100	7.65
9/11/2007	Common Stock	-100	7.65
9/11/2007	Common Stock	-100	7.65
9/12/2007	Common Stock	-100	7.68
9/12/2007	Common Stock	-100	7.68
9/12/2007	Common Stock	-100	7.68
9/12/2007	Common Stock	-100	7.7
9/12/2007	Common Stock	-100	7.7
9/12/2007	Common Stock	-100	7.7
9/12/2007 (2)	Class W Warrants	-20,000	0
9/12/2007 (2)	Class W Warrants	-10,000	0
9/12/2007 (2)	Common Stock	10,000	5
9/12/2007 (2)	Common Stock	20,000	5
9/12/2007	Common Stock	-1,000	7.68
9/12/2007	Common Stock	-900	7.68
9/12/2007	Common Stock	-300	7.68
9/12/2007	Common Stock	-300	7.68
9/12/2007	Common Stock	-100	7.68
9/12/2007	Common Stock	-2,000	7.71
9/12/2007	Common Stock	-1,500	7.71
9/12/2007	Common Stock	-1,500	7.71
9/12/2007	Common Stock	-1,200	7.71
9/12/2007	Common Stock	-1,000	7.66
9/12/2007	Common Stock	-1,000	7.71
9/12/2007	Common Stock	-1,000	7.71
9/12/2007	Common Stock	-1,000	7.71
9/12/2007	Common Stock	-1,000	7.71
9/12/2007	Common Stock	-1,000	7.71
9/12/2007	Common Stock	-1,000	7.71
9/12/2007	Common Stock	-1,000	7.71
9/12/2007	Common Stock	-800	7.71
9/12/2007	Common Stock	-800	7.71
9/12/2007	Common Stock	-800	7.71
9/12/2007	Common Stock	-800	7.71
9/12/2007	Common Stock	-800	7.71
9/12/2007	Common Stock	-700	7.71
9/12/2007	Common Stock	-700	7.71
9/12/2007	Common Stock	-500	7.71
9/12/2007	Common Stock	-500	7.71
9/12/2007	Common Stock	-400	7.71
9/12/2007	Common Stock	-400	7.71
9/12/2007	Common Stock	-300	7.71
9/12/2007	Common Stock	-200	7.71
9/12/2007	Common Stock	-200	7.71
9/12/2007	Common Stock	-200	7.71
9/12/2007	Common Stock	-100	7.71
9/12/2007	Common Stock	-100	7.71
9/12/2007	Common Stock	-100	7.71
9/12/2007	Common Stock	-100	7.74
9/12/2007	Common Stock	-100	7.74
9/13/2007	Common Stock	-400	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-150	7.55
9/13/2007	Common Stock	-150	7.55
9/13/2007	Common Stock	-100	7.55
9/13/2007	Common Stock	-100	7.55
9/13/2007	Common Stock	-100	7.55
9/13/2007	Common Stock	-100	7.55
9/13/2007	Common Stock	-100	7.6
9/13/2007	Common Stock	-100	7.63
9/13/2007	Common Stock	-100	7.63
9/13/2007	Common Stock	-100	7.63
9/13/2007	Common Stock	-100	7.64
9/13/2007	Common Stock	-50	7.55
9/13/2007	Common Stock	-50	7.55
9/13/2007	Common Stock	-50	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-200	7.55
9/13/2007	Common Stock	-100	7.55
9/13/2007	Common Stock	-100	7.64
9/14/2007	Common Stock	800	7.4282
9/14/2007	Common Stock	-100	7.39
9/14/2007	Common Stock	-100	7.39
9/14/2007	Common Stock	-100	7.46
9/17/2007	Common Stock	100	7.68
9/17/2007	Common Stock	100	7.68
9/17/2007	Common Stock	100	7.7402
9/17/2007	Common Stock	-300	7.68
9/17/2007	Common Stock	-100	7.68
9/17/2007	Common Stock	-100	7.68
9/18/2007	Common Stock	100	7.61
9/18/2007	Common Stock	100	7.71
9/18/2007	Common Stock	100	7.73
9/18/2007	Common Stock	100	7.77
9/18/2007	Common Stock	100	7.77
9/18/2007	Common Stock	100	7.77
9/18/2007	Common Stock	100	7.78
9/18/2007	Common Stock	100	7.78
9/18/2007	Common Stock	100	7.78
9/18/2007	Common Stock	100	7.8
9/18/2007	Common Stock	100	7.8
9/18/2007	Common Stock	100	7.8
9/18/2007	Common Stock	100	7.8
9/18/2007	Common Stock	100	7.86
9/18/2007	Common Stock	100	7.86
9/18/2007	Common Stock	100	7.86
9/18/2007	Common Stock	100	7.92
9/18/2007	Common Stock	100	7.92
9/18/2007	Common Stock	200	7.78
9/18/2007	Common Stock	200	7.78
9/18/2007	Common Stock	200	7.8
9/18/2007	Common Stock	200	7.8
9/18/2007	Common Stock	200	7.8
9/18/2007	Common Stock	200	7.8
9/18/2007	Common Stock	200	7.8
9/18/2007	Common Stock	200	7.8
9/18/2007	Common Stock	200	7.8
9/18/2007	Common Stock	200	7.8
9/18/2007	Common Stock	200	7.8
9/18/2007	Common Stock	200	7.92
9/18/2007	Common Stock	100	7.77
9/18/2007	Common Stock	100	7.78
9/18/2007	Common Stock	100	7.79
9/18/2007	Common Stock	100	7.8
9/18/2007	Common Stock	200	7.78
9/18/2007	Common Stock	200	7.8
9/18/2007	Common Stock	200	7.8
9/18/2007 (3)	Class W Warrants	-20,000	0
9/18/2007 (3)	Class W Warrants	-10,000	0
9/18/2007 (3)	Common Stock	10,000	5
9/18/2007 (3)	Common Stock	20,000	5
9/18/2007	Common Stock	-1,092	8.1
9/18/2007	Common Stock	-1,000	8.1
9/18/2007	Common Stock	-1,000	8.1
9/18/2007	Common Stock	-1,000	8.1
9/18/2007	Common Stock	-1,000	8.1
9/18/2007	Common Stock	-1,000	8.1
9/18/2007	Common Stock	-1,000	8.1
9/18/2007	Common Stock	-900	8.1
9/18/2007	Common Stock	-800	8.1
9/18/2007	Common Stock	-800	8.1
9/18/2007	Common Stock	-800	8.1
9/18/2007	Common Stock	-700	8.35
9/18/2007	Common Stock	-700	8.35
9/18/2007	Common Stock	-700	8.35
9/18/2007	Common Stock	-700	8.35
9/18/2007	Common Stock	-700	8.5
9/18/2007	Common Stock	-700	8.5
9/18/2007	Common Stock	-700	8.5
9/18/2007	Common Stock	-700	8.5
9/18/2007	Common Stock	-700	8.5
9/18/2007	Common Stock	-700	8.5
9/18/2007	Common Stock	-700	8.5
9/18/2007	Common Stock	-700	8.5
9/18/2007	Common Stock	-600	8.5
9/18/2007	Common Stock	-500	8.1
9/18/2007	Common Stock	-500	8.1
9/18/2007	Common Stock	-404	8.1
9/18/2007	Common Stock	-400	8.1
9/18/2007	Common Stock	-400	8.1
9/18/2007	Common Stock	-400	8.1
9/18/2007	Common Stock	-400	8.1
9/18/2007	Common Stock	-400	8.1
9/18/2007	Common Stock	-400	8.1
9/18/2007	Common Stock	-400	8.5
9/18/2007	Common Stock	-400	8.5
9/18/2007	Common Stock	-300	8.1
9/18/2007	Common Stock	-300	8.35
9/18/2007	Common Stock	-300	8.35
9/18/2007	Common Stock	-300	8.35
9/18/2007	Common Stock	-300	8.35
9/18/2007	Common Stock	-300	8.5
9/18/2007	Common Stock	-300	8.5
9/18/2007	Common Stock	-300	8.5
9/18/2007	Common Stock	-300	8.5
9/18/2007	Common Stock	-200	8.1
9/18/2007	Common Stock	-200	8.5
9/18/2007	Common Stock	-200	8.6
9/18/2007	Common Stock	-150	8.5
9/18/2007	Common Stock	-100	8.1
9/18/2007	Common Stock	-100	8.1
9/18/2007	Common Stock	-100	8.1
9/18/2007	Common Stock	-100	8.1
9/18/2007	Common Stock	-100	8.1
9/18/2007	Common Stock	-100	8.1
9/18/2007	Common Stock	-100	8.5
9/18/2007	Common Stock	-100	8.5
9/18/2007	Common Stock	-100	8.5
9/18/2007	Common Stock	-4	8.1
9/19/2007	Common Stock	100	7.72
9/19/2007	Common Stock	100	7.75
9/19/2007	Common Stock	100	7.78
9/19/2007	Common Stock	100	7.8
9/19/2007	Common Stock	100	7.81
9/19/2007	Common Stock	1,500	7.8177
9/19/2007	Common Stock	-1,400	7.83
9/19/2007	Common Stock	-1,400	7.83
9/19/2007	Common Stock	-1,000	7.83
9/19/2007	Common Stock	-1,000	7.83
9/19/2007	Common Stock	-700	7.83
9/19/2007	Common Stock	-500	7.83
9/19/2007	Common Stock	-500	7.83
9/19/2007	Common Stock	-500	7.83
9/19/2007	Common Stock	-300	7.83
9/19/2007	Common Stock	-200	7.83
9/19/2007	Common Stock	-100	7.83
9/20/2007	Common Stock	96	7.71
9/20/2007	Common Stock	100	7.81
9/20/2007	Common Stock	300	7.7672
9/20/2007	Common Stock	-3,600	7.82
9/20/2007	Common Stock	-1,000	7.82
9/20/2007	Common Stock	-1,000	7.82
9/20/2007	Common Stock	-1,000	7.82
9/20/2007	Common Stock	-1,000	7.82
9/20/2007	Common Stock	-900	7.82
9/20/2007	Common Stock	-400	7.82
9/20/2007	Common Stock	-100	7.82
9/20/2007	Common Stock	-100	7.82
9/20/2007	Common Stock	-100	7.85
9/21/2007 (4)	Class W Warrants	-10,000	0
9/21/2007 (4)	Common Stock	10,000	5
9/21/2007	Common Stock	-3,800	7.8
9/21/2007	Common Stock	-1,000	7.8
9/21/2007	Common Stock	-1,000	7.8
9/21/2007	Common Stock	-1,000	7.8
9/21/2007	Common Stock	-700	7.8
9/21/2007	Common Stock	-500	7.8
9/21/2007	Common Stock	-500	7.8
9/21/2007	Common Stock	-500	7.8
9/21/2007	Common Stock	-400	7.8
9/21/2007	Common Stock	-300	7.8
9/21/2007	Common Stock	-200	7.8
9/21/2007	Common Stock	-100	7.8
9/24/2007	Common Stock	100	7.53
9/24/2007	Common Stock	100	7.56
9/24/2007	Common Stock	100	7.57
9/24/2007	Common Stock	100	7.57
9/24/2007	Common Stock	100	7.59
9/24/2007	Common Stock	100	7.64
9/24/2007	Common Stock	100	7.7
9/24/2007	Common Stock	200	7.56
9/24/2007	Common Stock	200	7.62
9/24/2007	Common Stock	200	7.64
9/24/2007	Common Stock	200	7.67
9/24/2007	Common Stock	200	7.69
9/24/2007	Common Stock	-100	7.55
9/24/2007	Common Stock	-100	7.57
9/25/2007	Common Stock	100	7.38
9/25/2007	Common Stock	500	7.3294
9/25/2007	Common Stock	-100	7.25
9/25/2007	Common Stock	-100	7.25
9/25/2007	Common Stock	-100	7.25
9/25/2007	Common Stock	-100	7.31
9/25/2007	Common Stock	-100	7.35
9/25/2007	Common Stock	-100	7.35
9/25/2007	Common Stock	-100	7.35
9/25/2007	Common Stock	-100	7.35
9/25/2007	Common Stock	-100	7.36
9/25/2007	Common Stock	-99	7.31
9/25/2007	Common Stock	-99	7.35
9/25/2007	Common Stock	-1	7.31
9/25/2007	Common Stock	-1	7.32
9/26/2007	Common Stock	100	7.21
9/26/2007	Common Stock	-100	7.17
9/26/2007	Common Stock	-100	7.17
9/26/2007	Common Stock	-100	7.19
9/27/2007	Common Stock	100	7.26
9/27/2007	Common Stock	100	7.2
9/27/2007	Common Stock	-100	7.2
9/27/2007	Common Stock	-100	7.25
9/27/2007	Common Stock	-100	7.3
9/27/2007	Common Stock	-100	7.3
9/27/2007	Class Z Warrants	-3,000	2.6
9/27/2007	Class Z Warrants	-3,000	2.6
9/27/2007	Class Z Warrants	-1,000	2.6
9/27/2007	Class Z Warrants	-1,000	2.6
9/27/2007	Class Z Warrants	-1,000	2.6
9/27/2007	Class Z Warrants	-1,000	2.6
9/27/2007	Common Stock	-2,000	7.4
9/27/2007	Common Stock	-1,750	7.4
9/27/2007	Common Stock	-550	7.4
9/28/2007 (5)	Class W Warrants	-20,000	0
9/28/2007 (5)	Common Stock	20,000	5
9/28/2007	Common Stock	-5,000	7.5
9/28/2007	Common Stock	-5,000	7.5
9/28/2007	Common Stock	-5,000	7.5

Notes:

(1)  On September 11, 2007, Millenco LLC acquired 20,000 shares of Common Stock through the exercise of 20,000 Class W Warrants.

(2)  On September 12, 2007, Millenco LLC acquired 30,000 shares of Common Stock through the exercise of 30,000 Class W Warrants.

(3)  On September 18, 2007, Millenco LLC acquired 30,000 shares of Common Stock through the exercise of 30,000 Class W Warrants.

(4)  On September 21, 2007, Millenco LLC acquired 10,000 shares of Common Stock through the exercise of 10,000 Class W Warrants.

(5)  On September 28, 2007, Millenco LLC acquired 20,000 shares of Common Stock through the exercise of 20,000 Class W Warrants.

All of the remaining transactions in the Issuer’s Common Stock, Class W Warrants and Class Z Warrants were effected by Millenco LLC in the open market. Some of the sales listed above were short sales.